Exhibit 15.134
Investor Contacts:
KCSA Strategic Communications
Jeffrey Goldberger / Marybeth Csaby
+1 212.896.1249 / +1 212.896.1236
jgoldberger@kcsa.com / mcsaby@kcsa.com
Cascal N.V. Obtains New Loan Facility from Macquarie Bank Limited
London, U.K., June 15, 2010 — Cascal N.V. (NYSE: HOO) (the Company), a leading provider of water and wastewater services in eight countries, announced today that it has successfully obtained a new term loan facility from Macquarie Bank Limited. The new facility is for 55 million pounds (GBP) and will mature on June 14, 2015.
The new term loan facility replaces an existing facility ($60 million revolving loan facility; $10 million guarantee facility) with HSBC Bank PLC, which was due to expire on June 26, 2011. The Company will utilize funds from the new loan facility to retire in full the outstanding balance of $58 million on the existing facility. HSBC Bank PLC will continue to provide the guarantee facilities until Cascal replaces these with another provider.
Commenting on the new loan facility, Cascal’s Chief Financial Officer, Mark Thurston, said, “We are very pleased to have refinanced our existing debt with a facility that better suits our financial objectives. As a result of the refinancing, we have access to increased growth capital to support our acquisition objectives. In addition, the extended duration of debt puts the Company’s finances on a firmer footing.”
About Cascal N.V.
Cascal provides water and wastewater services to its customers in eight countries: the United Kingdom, South Africa, Indonesia, China, Chile, Panama, Antigua and The Philippines. Cascal’s customers are predominantly homes and businesses representing a total population of approximately 4.7 million.
Forward-looking statements
This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements relating to the future of our operations in Panama. Such forward-looking statements are not guarantees of future performance. There are important factors, many of which are outside of our control, that could cause actual results to differ materially from those expressed or implied by such forward-looking statements including: general economic business conditions, unfavorable weather conditions, housing and population growth trends, changes in energy prices and taxes, fluctuations with currency exchange rates, changes in regulations or regulatory treatment, changes in environmental compliance and water quality requirements, availability and the cost of capital, the success of growth initiatives, acquisitions and our ability to successfully integrate acquired companies and other factors discussed in our filings with the Securities and Exchange Commission, including under Risk Factors in our Form 20-F for the fiscal year ended March 31, 2009, filed with the SEC on July 1, 2009. We do not undertake and have no obligation to publicly update or revise any forward-looking statement.
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